Exhibit to Accompany
Item 77J
Form N-SAR
Devcap Shared Return Fund
(the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP
93 - 2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at January 31, 1999, a reclassification was made to decrease accumulated net investment loss and accumulated net realized gain from Fund by $30,927.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.

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